Exhibit 99.6

Baker Tilly WM LLP 1500 - 401 Bay Street Toronto, Ontario Canada M5H 2Y4 T: +1 416.368.7990 F: +1 416.368.0886 toronto@bakertilly.ca www.bakertilly.ca

Consent of Independent Auditor

We hereby consent to the incorporation by reference into Amendment No. 1 to the Registration Statement on Form F-10/A (No.333-254709) of Engine Gaming and Media, Inc. (formerly, Engine Media Holdings, Inc.) (the “Company”) of our report dated November 29, 2022, relating to the consolidated financial statements of the Company as at and for the years ended August 31, 2022 and 2021, being furnished by the Company to the United States Securities and Exchange Commission pursuant to a Form 6-K dated November 29, 2022.

Chartered Professional Accountants, Licensed Public Accountants

/s/ Baker Tilly WM LLP
Toronto, Canada
November 29, 2022